

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Dawn Blevins
Chief Executive Officer
Gem Industries Group, Inc.
7394 McRavins Way
Lexington, OK 73051

> **Re: Gem Industries Group, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed April 2, 2024**
> **File No. 024-12423**

Dear Dawn Blevins :

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2024, letter.

Amendment No. 2 to Offering Statement on Form 1-A

Distribution, page 24

1.   We note that you have revised your offering statement to remove references to "other consideration" for shares to be sold in your offering, and that you continue to state that the purchase price may be paid in cash, promissory notes or services. As requested in prior comment 1, please confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. Please also revise your subscription agreement to include a description of these non-cash types of consideration.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction